September 26, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, California 92025

       Re: Modular Medical, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 9, 2019
           File No. 333-232377

Dear Mr. DiPerna:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 9, 2019

Cover Page

1. We note that you revised the disclosure on the prospectus cover page to disclose the fixed price at which the securities will be sold in this offering in response to prior comment 1.
       Please also make corresponding changes elsewhere in the prospectus, such as in the Plan of Distribution and Determination of Offering Price sections.
 Paul DiPerna
FirstName LastNamePaul DiPerna
Modular Medical, Inc.
Comapany 26, 2019
September NameModular Medical, Inc.
September 26, 2019 Page 2
Page 2
FirstName LastName
Overview, page 2

2. We note your new disclosure in the penultimate paragraph on page 2 that the prospectus contains information from a study commissioned by you and conducted by your consultant. Please file as an exhibit the consent of the consultant. Also file the consent of the consultant whose opinion you cite on page 32.
Pre-commercialization Steps, page 3

3. We note the last deletion that you mention in your response to prior comment 12;
         however, if your proposed product requires modification for the reasons stated in the deleted disclosure, it is unclear why you do not mention those modifications in disclosure like on page 3. Please revise or advise.
The Offering, page 5

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors, page 7

5. We note your response to prior comment 8. If you are required to hold annual meeting and do not hold such meetings, please include appropriate risk factors.
6. Please expand your response to prior comment 9 to provide us your analysis of the significance of any risk that your officer might have conflicts due to fiduciary duties to multiple entities. For example, would conflicts exist when evaluating a potential acquisition?
Operating Expenses, page 37

7. We note your response to prior comment 15. Please tell us with specificity where you revised the disclosure to clarify the nature of the consulting services mentioned in the second sentence of this section.
Executive Compensation, page 43

8. Please reconcile the information in footnote (2) to your summary compensation table with the amount included in the Option Awards column of the table. Ensure that the amount included in the table is computed as required by Regulation S-K Item 402(n)(2)(vi).
 Paul DiPerna
FirstName LastNamePaul DiPerna
Modular Medical, Inc.
September NameModular Medical, Inc.
Comapany 26, 2019
Page 3
September 26, 2019 Page 3
FirstName LastName
Note 1 - Organization and Summary of Significant Accounting Policies
Earnings Per Share ("EPS"), page F-9

9. We note your response to prior comment 25. The revision does not quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260-
         10-50-1(c). Please revise to include this information.
Note 5 - Stockholders' Equity
2017 Equity Incentive Plan, page F-12

10. We note your revisions in response to prior comment 26 do not address all of the disclosures required by ASC 718-10-50-2(c) through (e). Please revise to provide this information. Refer to the example in ASC 718-10-55-136.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery
cc:      Lawrence G. Nusbaum, Esq.